[MULTIPLIER]                 1,000

                          Three Months               Nine Months
                         Ended September 30,       Ended September 30,
                         1996          1995        1996          1995
Net income (loss)        $614          $1,205      $(1,077)      $3,781

Weighted average number of shares
  Primary:
    Average common
      shares outstanding  5,733          5,733        5,733       5,765
    Common share equiva-
      lents resulting from
      assumed exercise of
      stock options           1             69            1          49
                          -----          -----        -----       -----
                          5,734          5,802        5,734       5,814
                         ======          =====        =====       =====
Fully diluted:
  Average common
    shares outstanding    5,733          5,733        5,733       5,765
  Common share equiva-
    lents resulting
    from assumed
    exercise of stock
    options                   1             56            1          49
                          -----          -----        -----       -----
                          5,734          5,789        5,734       5,814
                          =====          =====        =====       =====
Earnings (loss) per common share:
  Primary                  $.11           $.21        $(.19)       $.65
  Fully diluted             .11            .21         (.19)        .65



     Primary earnings per common share are computed by dividing net income, by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. Under the treasury stock method, an average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or the end of period market price is used to determine the number of common share equivalents for fully diluted earnings per common share.





